Craig P. Omtvedt Senior Vice President and Chief Financial Officer

May 20, 2010

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-4631

Re:	Fortune Brands, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Form 8-K filed January 29, 2010

Definitive Proxy Statement on Schedule 14A filed March 8, 2010

File No. 001-09076

Dear Mr. Decker:

We have reviewed the comments and recommendations you provided in your letter dated May 6, 2010. We will reflect in our future filings the changes outlined herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At your request, we are also filing this document via EDGAR.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 1. Business, page 3

(c) Narrative description of business, page 6

1.	In future filings, please disclose the amount or percentage of your total revenue contributed by any class of similar products or services that accounted for 10% or more of your consolidated revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

Response:

In future filings, the Company will disclose revenue by class of products that account for 10% or more of consolidated revenues. The first paragraph of Part I, Item 1(c) will be replaced with the paragraphs set forth below:

(c)	Narrative description of business.

The following is a description of the business of the subsidiaries of the Company in the Spirits, Home & Security, and Golf business segments. Revenues for products associated with each of these segments were as follows:

(In millions)	2009	2008	2007
Spirits products	$2,469.6	$2,480.9	$2,606.8
Home & Security products	3,006.8	3,759.1	4,550.9
Golf products	1,218.3	1,368.9	1,405.4

Total	$6,694.7	$7,608.9	$8,563.1

Spirits products consist of distilled spirits manufactured and marketed under a number of trademarks. Home & Security products consist of branded products used for security, storage, residential home repair, remodeling and new construction. Golf products principally include balls, clubs, and shoes manufactured and marketed under a number of trademarks. For additional financial information about these business segments, see Note 19, “Information on Business Segments,” to the Consolidated Financial Statements, Item 8 to this Form 10-K. A more detailed description of each segment is contained below.

2.	We note your discussion under the risk factor heading on page 13 entitled “Demand for our products and our financial results are dependent on the successful development of new products and processes,” and other disclosures that refer to the importance of product innovation in your segments. In future filings, please provide the disclosure required by Item 101(c)(1)(xi) of Regulation S-K with respect to your research and development activities.

Response:

In future filings, if material, we will disclose the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities, and the estimated dollar amount spent on any customer-sponsored research activities. On page 61 of our Form 10-K for the year ended December 31, 2009, we disclosed the Company’s total research and development expenses for the last three years. The total amounts spent during each of the last three fiscal years on company-sponsored research and development activities was equivalent to approximately one percent of our total sales and therefore not material to an understanding of our business taken as a whole. Accordingly, no specific disclosures were made about these expenses in our discussion of the business, and we do not believe that additional disclosure is warranted at this time under Item 101(c)(1)(xi) of Regulation S-K.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

3.	We note your discussion under the risk factor heading on page 13 entitled “The inability to secure and maintain rights to intellectual property could adversely affect our business.” In future filings, please disclose the duration of your intellectual property rights and clarify whether the expiration of any single intellectual property right or group of intellectual property rights may have a material impact on your business. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

Our intellectual property consists principally of patents and trademarks. We advise the Staff supplementally that we do not believe the expiration of any single patent or group of related patents would have a material impact on our business. Our key trademarks, such as Moen®, Jim Beam®, and Titleist®, have an indefinite duration for so long as we continue to use them in connection with the promotion and sales of our products. Accordingly, we do not believe that the duration of our key trademarks or patents is material to an understanding of our business under Item 101(c)(1)(iv) of Regulation S-K. The risk factor discussion referenced by the Staff primarily relates to the possibility of alleged infringement or inadequate legal protection, which remain risks for our business.

Golf, page 10

4.	In future filings, please discuss the availability of your raw material for the Golf segment. See Item 101(c)(1)(iii) of Regulation S-K.

Response:

We will include in future 10-K filings a discussion of the availability of raw materials for the Golf segment.

Exhibits and Financial Statement Schedules, page 109

(a) Financial Statements, Financial Statement Schedules and Exhibits, page 109

(3) Exhibits, page 110

5.	In future filings, please file or incorporate by reference each plan required to be filed by Item 601(b)(2) of Regulation S-K. Please refer to Item 601(a)(4) of Regulation S-K. In this regard, we note your discussion on page 4 and elsewhere regarding the acquisitions and divestures occurring during the last fiscal year.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

Response:

We note the Staff’s comment and the requirements of Items 601(b)(2) and 601(a)(4) of Regulation S-K and we believe that we have filed all material acquisition and divestiture agreements in compliance with these requirements. As a consumer products company with brands in three segments, we believe that a description of acquisition and divestiture activity may be appropriate for an understanding of our business and operations even in circumstances when a particular acquisition or divestiture is not material in size or significance. This was the case for our 2009 acquisitions referenced by the Staff.

6.	We note that you have omitted Schedule 2.01 from your Three-Year Revolving Credit Agreement incorporated by reference as Exhibit 10.68. Please file with your next periodic report or with a current report on Form 8-K the complete Three-Year Revolving Credit Agreement, including all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Response:

We re-filed our Three-Year Revolving Credit Agreement, including schedule 2.01, as Exhibit 10.1 to our Form 10-Q for the three months ended March 31, 2010.

7.	In future filings, please revise the signatures section to conform to the requirements of Form 10-K. In this regard, please indicate who signed the report in the capacity of controller or principal accounting officer and specify the capacity under which each person signed the report. We note, for example, no position was listed under Mr. Mackay’s signature. Please refer to General Instruction D on Form 10-K as well as the “Signatures” section of Form 10-K.

Response:

In future filings, we will revise the signature section to indicate who signed the report in the capacity of controller or principal accounting officer. Mr. Mackay signed the Form 10-K in his capacity as a director of the Company. His title was inadvertently omitted from the signature page.

FORM 8-K FILED JANUARY 29, 2010

Exhibit 99.1

8.	Your income statement reconciliation from GAAP to Before Charges/Gains for the three months ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008 constitute full non-GAAP income statements. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

Response:

The Company’s current disclosure is focused on providing transparency as to the income statement classification of unusual and significant items that are included in GAAP earnings. The Company believes the specific schedule referred to in the Staff’s comments (“Reconciliation of Income Statement – GAAP to Before Charges/Gains”) is useful supplemental information that assists users of the financial statements in understanding the results of operations. In future filings, the Company will revise this schedule to eliminate full non-GAAP income statements. Specific revisions of significance will include: (a) elimination of non-GAAP totals for each line on the income statement – non-GAAP amounts will be limited to Operating Income, Income before taxes, Net Income, Net Income attributable to Fortune Brands, and Diluted EPS from Continuing Operations, and (b) revised descriptive language within the schedule to more clearly describe its purpose and the specific amounts included within the GAAP income statement. Revised schedules for the three and twelve months ended December 31, 2009 are set forth in Attachment A to this response letter. The Company intends to follow this revised format in future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 8, 2010

Risk Management, page 13

9.	In future filings, please disclose the effect on the board’s leadership structure of the board’s role in performing its risk oversight function. See Item 407(h) of Regulation S-K.

Response:

On pages 12 and 13 of our 2010 Proxy Statement we included discussions of our Board Leadership Structure, Lead Director and Risk Management. In future filings, we will also include an explanation as to why we believe the board’s leadership structure is consistent with the board’s risk oversight function, referencing the roles of the Lead Director and the board committees.

Compensation Discussion and Analysis, page 22

Elements of Fortune Brands’ Compensation Program, page 22

10.

We note that you target your named executive officer’s total direct compensation to fall within the 50th to 75th percentile range of compensation paid by your survey group. In future filings, please disclose where actual total direct compensation paid to each named executive officer ultimately fell relative to the 50th to 75th percentile range and, to the extent amounts fell significantly above or below the targeted range, please discuss the reasons for the variance.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

Response:

In future filings, we will disclose with more specificity where the targeted total direct compensation awarded to each of our named executive officers falls within the targeted percentile range of the survey group and, to the extent the targeted amounts fall significantly above or below the targeted range, we will discuss the reasons for the variance.

11.	We note that in addition to company performance, competitive market data, and other items, the compensation committee considers individual performance when setting compensation levels. In future filings, please describe the elements of individual performance taken into account by the compensation committee when determining compensation levels. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

With respect to the individual performance of our Chief Executive Officer, please note that we disclose on page 23 of the 2010 Proxy Statement that the compensation committee and board of directors review the Chief Executive Officer’s goals, which include “operating and financial performance, portfolio strategy, social responsibility measures and succession planning.” In future filings, as applicable, we will continue to disclose the elements of individual performance of our Chief Executive Officer that are taken into account by the compensation committee when determining compensation levels.

With respect to the individual performance of our other named executive officers, please note the following paragraph from page 23 of our 2010 Proxy Statement:

“Although objective factors, such as Company performance and competitive market data, are the primary factors used by the Compensation Committee when it sets compensation levels, more subjective individual considerations also influence compensation decisions. For example, the Compensation Committee will take into account individual job performance, incumbent experience, retention concerns, and an executive’s ability to impact future results for the Company. For each named executive officer other than the Chief Executive Officer, the Compensation Committee receives information on such individual considerations from the Chief Executive Officer. The Chief Executive Officer discusses his evaluation of the named executive officers (other than himself) with the Compensation Committee and recommends compensation levels for such officers. In preparing that recommendation, the Chief Executive Officer assesses the performance of each named executive officer based upon his day-to-day interactions with such persons throughout the year. The Chief Executive Officer discusses any retention concerns at this time as well. The Compensation Committee takes the Chief Executive Officer’s recommendations into account, along with competitive market data and Company performance, when setting compensation levels.”

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

In the foregoing cited paragraph, we believe that we have described the extent to which individual performance of our other named executive officers is reviewed by the Chief Executive Officer and considered by the Compensation Committee. In future filings, as applicable, we will describe the specific, defined elements of individual performance, if any, that are taken into account by the Compensation Committee when determining any special compensation awards.

Summary Compensation Table, page 33

12.	Please tell us where in your summary compensation table you disclosed Mr. Carbonari’s $2 million award granted in July 2009, which you discuss on pages 23 and 24.

Response:

We believe that we are in compliance with Item 402(c) of Regulation S-K. The Summary Compensation Table does not disclose the $2 million award granted to Mr. Carbonari in July 2009. While this non-equity incentive plan award was granted in 2009, it was neither earned nor paid in 2009 (and has not been earned to date). In accordance with Item 402(c)(2)(vii) of Regulation S-K (and instructions thereto), the award was therefore excluded from the Summary Compensation Table. The target and maximum future payout levels of this award were disclosed in the estimated future payouts column of the 2009 Grants of Plan-Based Awards table on page 36 of the Company’s 2010 Proxy Statement in accordance with Item 402(d)(2)(iii) of Regulation S-K.

As disclosed in our Compensation Discussion and Analysis, partial payment of Mr. Carbonari’s award will be made in 2010 if (i) the performance goal is met, (ii) he remains employed with the Company through each of the two vesting dates (August 1, 2010 and August 1, 2011, respectively) and (iii) the Compensation Committee determines that his performance with respect to market share, shareholder return and operational objectives within each of the Company’s three primary businesses is sufficiently high to warrant the award. In addition, the Compensation Committee has the discretion to award nothing or less than the full value of the award. The performance goals and terms of the award are more fully described in our Compensation Discussion and Analysis on pages 23 and 24 of the Proxy Statement.

We believe that the award was properly disclosed as no amounts have yet been earned thereunder by Mr. Carbonari. If and when amounts under the award are earned and payment is made, such amounts will be disclosed in the Summary Compensation Table.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

May 20, 2010

Potential Payments Upon Termination or Change in Control, page 44

13.	In future filings, please quantify the total potential payments to be made to each named executive officer under each termination or change in control scenario.

Response:

In future filings, we will include a total amount for each termination or change in control scenario in the Potential Payments Upon Termination or Change in Control chart.

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt

Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Attachment A

FORTUNE BRANDS, INC.

Schedule of Supplemental non-GAAP Reconciliation Information

Three Months Ended December 31, 2009

$ - millions, except per share amounts

		Charges/Gains included in GAAP Results
	GAAP (unaudited)	Restructuring and other charges	Asset impairment charges	Maxxium write-down	Gain on Future Brands termination	Before charges/ gains
	FOURTH QUARTER
2009
Net Sales	1,797.1	—	—	—	—
Cost of goods sold	955.4	(3.5)	—	—	—
Excise taxes	139.3	—	—	—	—
Advertising and SG&A	519.4	(3.7)	—	—	—
Amortization of intangibles	8.5	—	—	—	—
Asset impairment charges	92.5		(92.5)
Restructuring expenses	34.7	(34.7)	—	—	—

Operating Income	47.3	41.9	92.5	—	—	181.7
Interest expense	54.8	—	—	—	—
Other expense/(income), net	(1.2)	—	—	—	—

Income before taxes	(6.3)	41.9	92.5	—	—	128.1
Income tax (benefit)/expense	(18.7)	20.0	25.7	—	—

Income from Continuing Operations	12.4	21.9	66.8	—	—	101.1

Net Income	12.4	21.9	66.8	—	—

Less: Noncontrolling interests	0.9

Net Income attributable to Fortune Brands	11.5	21.9	66.8	—	—	100.2

Average Diluted Shares Outstanding	152.1
Diluted EPS from Continuing Operations	0.08					0.66

2008
Net Sales	1,785.6	—	—	—	—
Cost of goods sold	960.9	(9.8)	—	—	—
Excise taxes	157.5	—	—	—	—
Advertising and SG&A	473.4	(6.3)	—	—	—
Amortization of intangibles	12.3	—	—	—	—
Asset impairment charges	461.2	—	(461.2)	—	—
Restructuring expenses	40.7	(40.7)	—	—	—

Operating Income/(Loss)	(320.4)	56.8	461.2	—	—	197.6
Interest expense	57.9	—	—	—	—
Other expense/(income), net	(8.9)	—	—	(1.0)	5.5

Income/(Loss) before taxes	(369.4)	56.8	461.2	1.0	(5.5)	144.1
Income tax (benefit)/expense	(89.8)	24.0	112.5	0.3	(2.1)

Income/(Loss) from Continuing Operations	(279.6)	32.8	348.7	0.7	(3.4)	99.2

Income from Discontinued Operations	—	—	—	—	—

Net Income	(279.6)	32.8	348.7	0.7	(3.4)

Less: Noncontrolling interests	1.7	—	—	—	—

Net Income attributable to Fortune Brands	(281.3)	32.8	348.7	0.7	(3.4)	97.5

Average Diluted Shares Outstanding	150.0
Diluted EPS from Continuing Operations	(1.88)					0.64

FORTUNE BRANDS, INC.

Schedule of Supplemental non-GAAP Reconciliation Information

Twelve Months Ended December 31, 2009

$ - millions, except per share amounts

		Charges/Gains included in GAAP Results
	GAAP (unaudited)	Restructuring and other charges	Asset impairment charges	Tax credit/ Discontinued operations	Maxxium write-down	Minority interest write-down	Gain on Future Brands termination	Accelerated Future Brands deferred gain	V&S acquisition costs	Maxxium Distribution Gain	Before charges/ gains
	YEAR TO DATE
2009
Net Sales	6,694.7	—	—	—	—	—	—	—	—	—
Cost of goods sold	3,550.5	(29.0)	—	—	—	—	—	—	—	—
Excise taxes	489.3	—	—	—	—	—	—	—	—	—
Advertising and SG&A	1,941.6	(10.3)	—	—	—	—	—	—	—	—
Amortization of intangibles	33.7	—	—	—	—	—	—	—	—	—
Asset impairment charges	92.5	—	(92.5)	—	—	—	—	—	—	—
Restructuring expenses	81.9	(81.9)	—	—	—	—	—	—	—	—

Operating Income	505.2	121.2	92.5	—	—	—	—	—	—	—	718.9
Interest expense	215.8	—	—	—	—	—	—	—	—	—
Other expense, net	6.0	—	—	—	—	—	—	—	—	12.5

Income before taxes	283.4	121.2	92.5	—	—	—	—	—	—	(12.5)	484.6
Income taxes	36.3	49.5	25.7	—	—	—	—	—	—	—

Income from Continuing Operations	247.1	71.7	66.8	—	—	—	—	—	—	(12.5)	373.1

Net Income	247.1	71.7	66.8	—	—	—	—	—	—	(12.5)

Less: Noncontrolling interests	4.3	—	—	—	—	—	—	—	—	—

Net Income attributable to Fortune Brands	242.8	71.7	66.8	—	—	—	—	—	—	(12.5)	368.8

Average Diluted Shares Outstanding	151.8
Diluted EPS from Continuing Operations	1.60										2.43

2008
Net Sales	7,608.9	—	—	—	—	—	—	—	—	—
Cost of goods sold	4,044.8	(13.5)	—	—	—	—	—	—	—	—
Excise taxes	503.8	—	—	—	—	—	—	—	—	—
Advertising and SG&A	1,997.8	(23.9)	—	—	—	—	—	—	—	—
Amortization of intangibles	49.6	—	—	—	—	—	—	—	—	—
Asset impairment charges	785.5	—	(785.5)	—	—	—	—	—	—	—
Restructuring expenses	81.8	(81.8)	—	—	—	—	—	—	—	—

Operating Income	145.6	119.2	785.5	—	—	—	—	—	—	—	1,050.3
Interest expense	237.1	—	—	—	—	—	—	—	—	—
Other expense/(income), net	(279.9)	—	—	—	(51.5)	(0.3)	233.7	72.0	(8.2)	—

Income before taxes	188.4	119.2	785.5	—	51.5	0.3	(233.7)	(72.0)	8.2		847.4
Income taxes	95.6	45.7	126.1	98.2	0.3	0.1	(87.8)	(27.1)	2.9	—

Income from Continuing Operations	92.8	73.5	659.4	(98.2)	51.2	0.2	(145.9)	(44.9)	5.3	—	593.4

Income from Discontinued Operations	152.5	—	—	(152.5)	—	—	—	—	—	—

Net Income	245.3	73.5	659.4	(250.7)	51.2	0.2	(145.9)	(44.9)	5.3	—

Less: Noncontrolling interests	(65.8)	—	—	—	—	82.0	—	—	—	—

Net Income attributable to Fortune Brands	311.1	73.5	659.4	(250.7)	51.2	(81.8)	(145.9)	(44.9)	5.3	—	577.2

Average Diluted Shares Outstanding	153.7
Diluted EPS from Continuing Operations	1.03										3.75